Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

VIA EDGAR

June 21, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

RE:	Sprinklr, Inc.

Registration Statement on Form S-1

File No. 333-256657

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Sprinklr, Inc. (the “Registrant”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on Tuesday, June 22, 2021, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Mitzi M. Madrid Diaz

Name:	Mitzi M. Madrid Diaz
Title:	Vice President

J.P. Morgan Securities LLC

By:	/s/ Bianca Buck

Name:	Bianca Buck
Title:	Vice President

Citigroup Global Markets Inc.

By:	/s/ Michael Yingmeng Wu

Name:	Michael Yingmeng Wu
Title:	Director

cc:	Ragy Thomas, Sprinklr, Inc.

Chris Lynch, Sprinklr, Inc.

Nicole Brookshire, Cooley LLP

Joshua A. Kaufman, Cooley LLP

Jaime L. Chase, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Banker Cariello, Davis Polk & Wardwell LLP